Exhibit 99.1

FOR IMMEDIATE RELEASE

BiondVax RECEIVES ADDITIONAL grant APPROVal

Israel’s National Authority for Technological Innovation to fund 40% of additional $0.9M budget towards Universal Flu Vaccine

NESS ZIONA, ISRAEL, February 18, 2016. BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV, TASE: BVXV) announced today that the National Authority for Technological Innovation (NATI), formerly known as the Office of the Chief Scientist, agreed to fund up to 40% of a NIS 3.6 million (US$920,000) project towards ongoing development of the Company’s Universal Flu Vaccine.

Currently undergoing late Phase 2 clinical trials, BiondVax’s vaccine has shown significantly increased effectiveness against multiple seasonal and pandemic flu strains when compared to today’s existing flu vaccines. With today’s grant approval, NATI has, since 2006, granted $5.5M to BiondVax. The non-dilutive grants are repayable from royalties generated from future sales of BiondVax’s vaccine, once available on the market.

Ron Babecoff, CEO of BiondVax commented, “The continued support of our program by NATI represents a strong and ongoing vote of confidence in BiondVax and what we are aiming to achieve. They were impressed with the positive results from our five completed clinical trials to-date, and strongly support our current and planned activities.”

About BiondVax Pharmaceuticals Ltd.

BiondVax is a biopharmaceutical company developing a universal flu vaccine. The vaccine is designed to provide multi-season protection against most seasonal and pandemic human influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common peptides from influenza virus proteins, activating both arms of the immune system for a cross-protecting and long-lasting effect. BiondVax is traded on NASDAQ: BVXV and TASE: BVXV. For more information, please visit www.biondvax.com.

Weizmann Science Park, 14 Einstein Street, PO Box 4143, Nes Ziona 74140, Israel
Tel: +972 8 930 2529 ● Fax:+972 8 930 2531 ● www.biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, the timing of the receipt of the grant funds, risks inherent in the development and commercialization of potential products, dependence upon collaborators, and adequacy of capital resources for product development and commercialization. The risks, uncertainties and assumptions referred to above are discussed in detail in our reports filed with the Securities and Exchange Commission, including our Prospectus which was declared effective on May 11, 2015. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

 For further information, please contact:

Company Contact Joshua Phillipson Business Development Manager +972 8 930 2529 x5105 j.phillipson@biondvax.com	Investor Relations Contact GK Investor Relations Kenny Green, Partner +1 646 201 9246 kenny@biondvax.com

Weizmann Science Park, 14 Einstein Street, PO Box 4143, Nes Ziona 74140, Israel
Tel: +972 8 930 2529 ● Fax:+972 8 930 2531 ● www.biondvax.com